BERKSHIRE HATHAWAY INC.

3555 FARNAM STREET

OMAHA, NEBRASKA 68131

TELEPHONE (402) 346-1400

FAX (402) 346-3375

September 8, 2022

Amanda Ravitz and Barbara Jacobs

Division of Corporation Finance, Office of Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Berkshire Hathaway Inc.

Definitive Proxy Statement on Schedule 14A

Filed March 11, 2022

File No. 001-14905

Dear Ms. Ravitz and Ms. Jacobs:

The purpose of this letter is to respond to the Division of Corporation Finance’s letter dated September 2, 2022 (“Corp Finance Letter”). As requested, we confirm that we will enhance future proxy disclosures in accordance with topics discussed in the Corp Finance Letter as well as to any material developments to Berkshire Hathaway’s risk oversight structure.

Should you have any questions or further comments, please contact the undersigned at 402-978-5423.

Very truly yours,

BERKSHIRE HATHAWAY INC.

/s/ Marc D. Hamburg

By Marc D. Hamburg

Senior Vice President – Chief Financial Officer

cc:    Jennifer Broder